UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 27, 2023

Colombier Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40457	86-2062844
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

214 Brazilian Avenue, Suite 200-A Palm Beach, FL	33480
(Address of principal executive offices)	(Zip Code)

(561) 805-3588

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one warrant	CLBR.U	New York Stock Exchange
Shares of Class A common stock	CLBR	New York Stock Exchange
Warrants included as part of the units	CLBR.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

On February 27, 2023, Colombier Acquisition Corp., a Delaware corporation (“Colombier”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Colombier, Colombier-Liberty Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Colombier (“Merger Sub”), Colombier Sponsor, LLC, a Delaware limited liability company, in the capacity as Purchaser representative (solely for purposes of certain sections of the Merger Agreement), and PSQ Holdings, Inc., a Delaware corporation (“PSQ”). Pursuant to the terms of the Merger Agreement, a business combination between Colombier and PSQ (the “Merger”) will be effected and the name of Colombier will be changed to “PSQ Holdings, Inc.” More specifically, and as described in greater detail below, at the effective time of the Merger (the “Effective Time”):

●	Merger Sub will merge with and into PSQ, with PSQ being the surviving company following the Merger and continuing in existence as a wholly owned subsidiary of Colombier;

●	any PSQ convertible securities which remain outstanding and have not been exercised or do not convert automatically into shares of PSQ Common Stock (as defined below) prior to the Effective Time will be cancelled without consideration;

●	each share of PSQ common stock, par value $0.001 per share (“PSQ Common Stock”), other than shares held by Michael Seifert (the “Founder”), will be automatically converted into the right to receive a number of shares of Class A Common Stock, par value $0.0001 per share, of Colombier (“Colombier Class A Common Stock”) equal to the Conversion Ratio (as defined in the Merger Agreement); and

●	each share of PSQ Common Stock held by the Founder will be automatically converted into the right to receive a number of shares of Class C Common Stock, par value $0.0001 per share, of Colombier (“Colombier Class C Common Stock” and, together with Colombier Class A Common Stock, “Colombier Common Stock”) equal to the Conversion Ratio.

Merger Consideration

Pursuant to the terms of the Merger Agreement, the consideration to be delivered to the holders of PSQ Common Stock in connection with the Merger (the “Merger Consideration”) will be a number of newly issued shares of Colombier Common Stock with an aggregate value equal to $200.0 million, subject to adjustments for PSQ’s closing debt (net of cash).

In addition to the right to receive Colombier Class A Common Stock or Colombier Class C Common Stock, as applicable, in the Merger, holders of PSQ Common Stock and certain other employees and service providers of PSQ (the “Deemed Equity Holders” and, together with the other earnout participants, collectively, the “PSQ Earnout Participants”) will be entitled to receive up to 3,000,000 shares of Colombier Class A Common Stock (the “Earn-Out Shares”) in the event certain metrics are satisfied during the period commencing on the Effective Time and ending on the fifth anniversary of the closing date (the “Earn-Out Period”). Specifically:

●	in the event that, and upon the date during the Earn-Out Period on which, the volume-weighted average trading price of Colombier Class A Common Stock quoted on the New York Stock Exchange (“NYSE”) (or such other exchange on which the shares of Colombier Class A Common Stock are then listed) for any twenty (20) trading days within any thirty consecutive trading day period (the “Earn-Out Trading Price”) is greater than or equal to $12.50 (“Triggering Event I”), the PSQ Earnout Participants will be entitled to receive an aggregate of 1,000,000 Earn-Out Shares;

●	in the event that, and upon the date during the Earn-Out Period on which, the Earn-Out Trading Price is greater than or equal to $15.00 (“Triggering Event II”), the PSQ Earnout Participants will be entitled to receive an aggregate of 1,000,000 additional Earn-Out Shares; and

●	if, at any time during the Earn-Out Period and upon the date on which, the Earn-Out Trading Price is greater than or equal to $17.50 (“Triggering Event III” and, together with Triggering Event I and Triggering Event II, the “Triggering Events”), the PSQ Earnout Participants will be entitled to receive an aggregate of 1,000,000 additional Earn-Out Shares.

If, during the Earn-Out Period, there is a change of control of Colombier pursuant to which Colombier or its stockholders have the right to receive consideration implying a value per share of Colombier Class A Common Stock equaling or exceeding the Earn-Out Trading Price underlying one or more Triggering Events, then, immediately prior to the consummation of such change of control, (i) to the extent the relevant Triggering Event has not previously occurred, such relevant Triggering Event shall be deemed to have occurred and (ii) each PSQ Earnout Participant shall be entitled to receive its pro rata share of the applicable number of Earn-Out Shares to be issued based on the deemed occurrence of the applicable Triggering Event(s).

Treatment of PSQ Common Stock Held By the Founder

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each outstanding share of PSQ Common Stock held by the Founder will be cancelled and cease to exist and shall be converted into the right to receive at Closing (as defined in the Merger Agreement) a number of shares of Colombier Class C Common Stock equal to the Conversion Ratio.

The issued and outstanding shares of Colombier Class C Common Stock, as a group, will be entitled a number of votes equal to the number of shares of Colombier Class A Common Stock issued and outstanding at the time any vote is taken, plus 100 (the “Aggregate Class C Voting Power”). Each share of Colombier Class C Common Stock will be entitled to a number of votes equal to the (i) Aggregate Colombier Class C Voting Power, divided by (ii) the number of shares of Colombier Class C Common Stock issued and outstanding as of the applicable record date.

Each share of Colombier Class C Common Stock held by the Founder may be converted by the Founder at any time into one share of Colombier Class A Common Stock.

In the event that, after the Closing, the Founder transfers shares of Colombier Class C Common Stock to any person other than certain permitted transferees (as set forth in the restated certificate of incorporation to be adopted by Colombier upon the closing of the transaction (the “Closing”)), such transferred shares will convert automatically into shares of Colombier Class A Common Stock having only one vote per share. All outstanding shares of Colombier Class C Common Stock will convert to Colombier Class A Common Stock (i) in the event the Founder is no longer at least one of an officer or director of Colombier, or dies or becomes incapacitated, or (ii) at such time as the total number of outstanding shares of Colombier Class C Common Stock falls below 50% of the total number of outstanding shares of Colombier Class C Common Stock as of immediately after Closing.

Representations and Warranties

The Merger Agreement contains representations and warranties of each of Colombier, Merger Sub and PSQ that are reasonably customary for similar transactions and that include certain qualifications and customary exceptions, as applicable. Additionally, many of the representations and warranties are qualified by specified exceptions or qualifications contained in the Merger Agreement, by information provided pursuant to certain disclosure schedules to the Merger Agreement, or by reference to materiality, Material Adverse Effect, or similar qualifiers. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations or financial condition of such person and its subsidiaries, taken as a whole, or (b) would or would reasonably be expected to prevent or materially delay or impair such person from consummating the transactions contemplated by the Merger Agreement.

No Survival

No party’s representations, warranties or pre-Closing covenants will survive Closing and no party has any post-Closing indemnification obligations.

Covenants of the Parties

The Merger Agreement includes customary covenants of the parties with respect to, among others things, (i) operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger, (ii) access to information, (iii) cooperation in the preparation of the registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) which Colombier is expected to file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Merger and (iv) obtaining all requisite approvals of each party’s respective stockholders. Additionally, each of Colombier and PSQ has agreed not to solicit or enter into a competing alternative transaction in accordance with customary terms and provisions set forth in the Merger Agreement.

Conditions to Closing

Each party’s obligation to consummate the Merger is conditioned upon, among other things, (i) approval by Colombier stockholders of the Merger and related transactions and matters, (ii) approval by PSQ stockholders of the Merger and related transactions, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the absence of any applicable law or order that makes illegal, or prohibits or prevents, the transactions contemplated by the Merger Agreement; (v) Colombier having at least $5,000,001 of net tangible assets either immediately prior to or upon consummation of the Merger, (vi) the members of the post-Closing board of directors of Colombier having been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement; (vii) the Registration Statement having become effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), (viii) the shares of Colombier Class A Common Stock (including the Earnout Shares and the shares of Colombier Class A Common Stock issuable upon conversion of shares of Colombier Class C Common Stock) to be issued in the Merger having been listed for trading on the NYSE or such other stock exchange as agreed to by PSQ and Colombier, subject only to the official notice of issuance thereof, (ix) Colombier being able to satisfy any applicable initial and continuing listing requirements, as applicable, of the NYSE or such other stock exchange immediately following the Effective Time and (x) Colombier not having received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time.

In addition, Colombier’s obligation to consummate the Merger is conditioned upon, among other things (i) the representations and warranties of PSQ being true and correct on and as of the Closing Date (as defined in the Merger Agreement) as if made on the Closing Date (subject to certain exceptions and an overall “Material Adverse Effect” standard), (ii) PSQ having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Merger Agreement to be performed or complied with by it on or prior to the Closing Date, (iii) no Material Adverse Effect having occurred with respect to PSQ or its subsidiaries taken as a whole since the date of the Merger Agreement, which Material Adverse Effect is continuing and uncured, (iv) Colombier having received certificates or other confirmation from PSQ regarding certain PSQ-corporate matters and (v) the Founder having executed and delivered an employment agreement and a non-competition agreement, in each case to be effective as the Closing, in form and substance reasonably acceptable to Colombier.

PSQ’s obligation to consummate the Merger is further conditioned upon, among other things (i) the representations and warranties of Colombier being true and correct on and as of the Closing Date as if made on the Closing Date (subject to certain exceptions and an overall “Material Adverse Effect” standard), (ii) Colombier and Merger Sub having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Merger Agreement to be performed or complied with by it on or prior to the Closing Date, (iii) no Material Adverse Effect having occurred with respect to Colombier since the date of the Merger Agreement, (iv) upon the Closing, Colombier having cash and cash equivalents, including any PIPE investment to be consummated contemporaneously with Closing (which shall be deemed to have been received by Colombier), and after giving effect to the completion and payment of the redemption payments to its stockholders and the payment of Colombier’s and PSQ’s aggregate unpaid expenses, in an amount at least equal to (A) $33.0 million minus (B) the lesser of (1) $15.0 million and (2) the amount of Colombier’s and PSQ’s aggregate unpaid expenses immediately prior to the Closing, minus (C) the amount of the proceeds actually received by PSQ in any financing permitted under the Merger Agreement prior to Closing and (v) PSQ having received a certificate of Colombier confirming the satisfaction of certain Closing conditions.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time by either Colombier or PSQ if the Merger and related transactions are not consummated on or before September 11, 2023 (the “Outside Date”), provided that Colombier may extend the Outside Date for an additional period ending on the earlier of (A) the last date for Colombier to consummate its business combination pursuant to an extension granted pursuant to Colombier’s organizational documents and (B) December 31, 2023.

Pursuant to the terms of Colombier’s organizational documents, as a result of the execution of the Merger Agreement within 24 months from date of closing of Colombier’s initial public offering, the date for Colombier to complete an initial business has been automatically extended to the Outside Date.

The Merger Agreement may also be terminated:

●	by Colombier if PSQ has not, on or prior to March 9, 2023, delivered to Colombier PCAOB audited annual financial statements of PSQ as of and for the year ended December 31, 2022, prepared in accordance with U.S. generally accepted accounting principles as required by applicable securities laws;

●	by Colombier if the Founder has not, on or prior to the date on which the first amendment to the Registration Statement is filed with the SEC, executed and delivered an Employment Agreement and a Non-Competition Agreement (in each case to be effective as the Closing) in form and substance reasonably acceptable to Colombier; or

●	by PSQ if PSQ has been unable to obtain the proceeds from an equity or debt financing transaction (a “Permitted Financing”) in an amount equal to at least $15.0 million on or before May 15, 2023; provided, that PSQ has delivered notice to Colombier of its intention to terminate no later than May 22, 2023.

The Merger Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons (i) by mutual written consent of Colombier and PSQ; (ii) by written notice by either Colombier or PSQ if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order or other action has become final and non-appealable; (iii) by written notice by PSQ of Colombier's or Merger Sub's uncured breach of a representation, warranty, or covenant contained in the Merger Agreement that would cause the related Closing condition to not be satisfied; (iv) by written notice by Colombier of PSQ's uncured breach of a representation, warranty, or covenant contained in the Merger Agreement that would cause the related Closing condition to not be satisfied; (v) by Colombier, if there shall have been a Material Adverse Effect on PSQ and its subsidiaries following the date of the Merger Agreement which is uncured and continuing; (vi) by either Colombier or PSQ if Colombier holds its stockholder meeting to approve the Merger Agreement and the Merger, and such approval is not obtained; (vii) by Colombier if PSQ's stockholders do not approve the Merger Agreement and the Transactions on or before 11:59 PM Eastern Time on the fifth business day following the day on which the Registration Statement is declared effective under the Securities Act and (viii) by either Colombier or PSQ within ten Business Days of the date on which the other party's board of directors has changed, withdrawn, withheld, qualified or modified its recommendation that the respective company's stockholders approve the Merger Agreement and the transactions contemplated thereby.

Termination Fee

In the event that the Merger Agreement is terminated as a result of an uncured breach of the Merger Agreement by PSQ, the required PSQ stockholder approval not being obtained on or before 11:59 PM Eastern Time on the fifth Business Day following the day on which the Registration Statement is declared effective under the Securities Act, PSQ being unable to obtain the proceeds from a Permitted Financing in an amount equal to at least $15.0 million on or before May 15, 2023; or if Colombier terminates because the PSQ board of directors has changed, withdrawn, withheld, qualified or modified its recommendation that the PSQ stockholders approve the Merger Agreement and the transactions contemplated thereby, then PSQ shall, upon Colombier’s election made by written notice to PSQ within five Business Days (as defined in the Merger Agreement) of such termination, pay to Colombier a termination fee in an amount equal to 50% of the amount of proceeds, if any, actually received by PSQ pursuant to a Permitted Financing prior to such termination (but excluding proceeds of a Permitted Financing received from existing PSQ stockholders and certain other parties).

Trust Account Waiver

PSQ agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in Colombier’s trust account held for its public stockholders (the “Trust Account”), and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any U.S. state or federal court located in the State of Delaware (or in any appellate court thereof)).

Certain Related Agreements

Sponsor Support Agreements. In connection with the execution of the Merger Agreement, Colombier Sponsor, LLC (the “Sponsor”) entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which it has agreed that it will (i) fully comply with, and perform all of the obligations, covenants and agreements set forth in that certain letter agreement, dated June 8, 2021, between Colombier and Sponsor (the “Insider Letter”); (ii) waive the anti-dilution rights with respect to the Sponsor’s shares of Class B Common Stock, par value $0.0001 per share of Colombier (“Colombier Class B Common Stock”) that are triggered upon the conversion of Colombier Class B Common Stock into Colombier Class A Common Stock upon the consummation of the Merger, (iii) waive any claims it has or may have against Colombier, PSQ and each of their affiliates with respect to any claims occurring (or any circumstances existing) prior to Closing (subject to certain exceptions), (iv) forfeit one percent of the Colombier Class B Common Stock and warrants to purchase Colombier Class A Common Stock held by Sponsor for every one percent of redemptions in excess of an amount of shares equal to eighty percent of the sum of (a) the number of shares of Colombier Class A Common Stock issued and outstanding immediately prior to the Effective Time, plus (b) the result of (i) the aggregate proceeds raised in any Permitted Financing, divided by (ii) $10.00. Pursuant to the Sponsor Support Agreement, Colombier has agreed to enforce the Insider Letter in accordance with its terms, and not to amend, modify or waive any provision of the Insider Letter without the prior written consent of PSQ.

Company Stockholder Support Agreements. In connection with the execution of the Merger Agreement, certain stockholders of PSQ (the “PSQ Holders”) entered into support agreements (the “Company Support Agreements”), pursuant to which such stockholders agreed, among other things, to vote all shares of capital stock of PSQ beneficially owned by the PSQ Holders (the “PSQ Shares”) in favor of the Merger and related transactions. Such PSQ Holders also agreed to take certain other actions in support of the Merger Agreement and related transactions (and any actions required in furtherance thereof) and refrain from taking actions that would adversely affect such PSQ Holders’ ability to perform their obligations under the Company Support Agreement. Pursuant to the Company Support Agreements, the PSQ Holders also agreed not to transfer the PSQ Shares during the period from and including the date of the Company Support Agreement and the first to occur of the date of Closing or the date on which the Company Support Agreement is terminated, except for certain permitted transfers where the recipient also agrees to comply with the Company Support Agreement.

Lock-Up Agreements. In connection with the execution of the Merger Agreement, certain PSQ Holders have agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Colombier Class A Common Stock and Colombier Class C Common Stock held by them and issued as Merger Consideration (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Colombier acquired during the Lock-Up Period, as defined below, the “Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to do any of the foregoing until the date that is one year after the Closing Date (the period from the Effective Date until such date, the “Lock-Up Period”). Such restrictions will lapse if, commencing on the 150th day following Closing, the volume-weighted average trading price of one share of Class A Common Stock quoted on the NYSE (or such other exchange on which the shares of Class A Common Stock are then listed) for any twenty trading days within any thirty consecutive trading day period is greater than or equal to $12.00.

The Merger Agreement and other agreements described above have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Colombier, PSQ or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Colombier, PSQ or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Colombier makes publicly available in reports, statements and other documents filed with the SEC. Colombier and PSQ investors and securityholders are not third-party beneficiaries under the Merger Agreement.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, form of Company Stockholder Support Agreement, Sponsor Support Agreement and form of Lock-Up Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, and the terms of which are incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: ir@colombierspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering, Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PSQ and the Proposed Transaction and the future held by the respective management teams of Colombier or PSQ, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PSQ and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PSQ These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PSQ, up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PSQ consummated prior to closing in accordance with the terms of the Merger Agreement), and the requirement that the Merger Agreement and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PSQ, respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PSQ's business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PSQ, (viii) the outcome of any legal proceedings that may be instituted against PSQ or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PSQ operates, variations in performance across competitors, changes in laws and regulations affecting PSQ's business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PSQ to achieve its business and customer growth and technical development plans, (xiv) the ability of PSQ to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PSQ of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PSQ’s business or a loss of reputation of PSQ or reduced interest in the mission and values of PSQ and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PSQ nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PSQ nor Colombier gives any assurance that either PSQ or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PSQ in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PSQ derived entirely from PSQ No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PSQ has been derived, directly or indirectly, exclusively from PSQ and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PSQ audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 27, 2023, by and among Colombier Acquisition Corp., PSQ Holdings, Inc., Colombier-Liberty Acquisition, Inc. and Colombier Sponsor LLC

10.1	Form of Company Stockholder Support Agreement, dated as of February 27, 2023, by and among Colombier Acquisition Corp., PSQ Holdings, Inc. and the holders party thereto

10.2	Sponsor Support Agreement, dated as of February 27, 2023, by and among Colombier Acquisition Corp., PSQ Holdings, Inc. and Colombier Sponsor LLC

10.3	Form of Lock-Up Agreement, dated as of February 27, 2023, by and among Colombier Acquisition Corp., Colombier Sponsor LLC and the holders party thereto

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Colombier Acquisition Corp.

Date: February 28, 2023	By:	/s/ Joe Voboril
		Name:	Joe Voboril
		Title:	Chief Financial Officer, Treasurer and Secretary